UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

AN2 THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

037326105

(CUSIP Number)

December 31, 2022

(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Brii Biosciences Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,048,479
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,048,479
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,479
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%[1]
12	TYPE OF REPORTING PERSON CO

1 Calculated based on the 19,402,658 shares of common stock, $0.00001 par value per share, of AN2 Therapetics, Inc. (the “Issuer”) outstanding as of November 2, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

Item 1	(a)	Name of Issuer:

AN2 Therapeutics, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1800 El Camino Real, Suite D, Menlo Park, California 94027

Item 2	(a)	Name of Person Filing:

This Statement is being filed by Brii Biosciences Limited (the “Reporting Person”).

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship:

The Reporting Person’s principal business address is: One City Center 110 Corcoran Street Durham, NC 27701 United States

Item 2	(c)	Citizenship:

Cayman Islands

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.00001 par value per share

Item 2	(e)	CUSIP Number:

037326105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Brii Biosciences Limited

By:	/s/ Ankang Li
Name: Ankang Li
Title: Executive Director, Chief Strategy and Financial Officer